Suite 420 – 609 Granville Street
Vancouver, BC V7Y 1G5

TSX: SLX

SILVERMEX REPORTS FINANCIAL RESULTS FOR 2010

Vancouver, BC, Canada – April 5, 2011 – Silvermex Resources Inc. (“Silvermex”) (TSX: SLX) announces results for the financial year ended December 31, 2010. Highlights include:

  Silvermex Resources Ltd. (now known as Silver One Mining Corporation “Silver One”) and Genco Resources Ltd. (“Genco”) entered into a plan of arrangement whereby Genco acquired Silver One. Genco was renamed Silvermex Resources Inc. (“Silvermex”). Silvermex is the operator of the producing La Guitarra Mine, located in the Temascaltepec mining district in Mexico.

  Following the re-opening of the La Guitarra mine, 2010 preliminary silver and gold production totalled 39,896 tonnes of ore with an average grade of 131 grams per tonne (“g/t”) of silver and 1.13 g/t gold.

  Revenues of CDN$3,950,957 were recognized.

  Net proceeds of $18,015,188 were raised through private placements.

  Year-end working capital was $25,438,734.

On September 20, 2010 Genco announced that it had entered into an agreement with Silver One to acquire 100% of its shares in an all-share transaction. The transaction was carried out by way of a plan of arrangement, which closed on November 16, 2010. Simultaneously with closing, Genco changed its name to Silvermex and a new board of directors and management were appointed.

On December 31, 2010, Silvermex had total assets of $94,306,394 including $27,103,245 in cash, short term investments, and accounts receivable. Total long term liabilities were $13,365,720, of which $10,955,286 is future income tax.

During the year ended December 31, 2010, the Company restarted operations at its La Guitarra Mine, following a 17 month closure, and 39,896 tonnes of ore, with an average grade of 131 g/t silver and 1.13 g/t gold, were processed by the La Guitarra Mill. An estimated 125,835 ounces of silver and 1,020 ounces of gold were recovered in concentrates and 112,690 ounces of silver and 934 ounces of gold were sold for gross revenues of $3,950,957.

Silvermex recorded a consolidated net loss of $41,467,946 for the year ended December 31, 2010, compared to $15,309,189 in 2009. Of this loss, $37,468,666 was due to the impairment of goodwill, which arose on the business combination. The Company has completed the preliminary purchase price allocation for the acquisition of Silver One. The preliminary goodwill on this transaction stemmed primarily from the change in the fair value of the share consideration received by the former shareholders of Silver One. During the time period between the date of the announcement of the transaction and the acquisition date, the Company’s share price increased significantly, causing an increase in the overall value of the purchase consideration. The Company assessed the value of goodwill as at December 31, 2010, determined that it could not support the carrying value of the preliminary goodwill, and as a result recorded an impairment in the financial statements.

Financial Overview

  In December 2010, the Company completed a private placement of 24,193,548 units at a price of $0.62 per unit for net proceeds of $13,958,924 after agents’ commission. Each unit consisted of one common share and a one-half warrant to purchase a further share for $0.90 for a period of three years. The agents were paid $1,041,076 and 1,679,548 warrants exercisable to purchase a further share at $0.71 for a period of two years.

  In March 2010, the Company completed a private placement of 14,587,100 units at a price of $0.33 per unit for net proceeds of $4,316,775 after agent’s commission and expenses. 10,021,781 units consisted of one common share and a one-half transferable warrant to purchase a further share for $0.41 for a period of two years, and 4,565,319 units consisted of one common share and a one- quarter transferable warrant to purchase a further share for $0.41 for a period of two years. The agents were paid $381,917 and 440,000 brokers’ warrants exercisable to purchase a further share at $0.41 for a period of two years.

  During the year, the Company received $2,000,000 in payments, plus interest, from Andover Ventures Inc. (“Andover”) and amended the terms of the agreement by which the Company had agreed to sell common stock of Chief Consolidated Mining Company to Andover.

The full version of the financial statements and the management’s discussion and analysis are available on SEDAR at www.sedar.com and on Silvermex’s website at www.silvermexresources.com.

Company Profile

Silvermex Resources Inc. is a publicly traded mining company focused on developing its core asset, the producing La Guitarra silver-gold property located in the Temascaltepec Mining District of Mexico. La Guitarra Mine presently consists of two underground operation centres and a flotation mill with a proven capacity of 320 tonnes per day. Silvermex is evaluating options for the expansion of existing mining operations at La Guitarra, as well as advancing the recently consolidated Rosario/San Marcial Mining Camp in south eastern Sinaloa, Mexico. The Rosario/San Marcial mining concession consists of two past producing mines and numerous known high-grade deposits. The project has significant resources and historic reserves with extensive production related infrastructure in place. Silvermex is led by a highly experienced and successful team, comprised of top executives from leading corporations in the silver mining sector.

ON BEHALF OF THE BOARD

“Duane Nelson”

Duane Nelson
CEO & Director

For more information please visit the Company’s website at www.silvermexresources.com or contact Fiona Grant – Manager, Investor Relations at 604-682-4004.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Exchange) accepts responsibility for the adequacy or accuracy of this release.

This News Release contains forward-looking statements. Forward looking statements are statements which relate to future events. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", believes", "estimates", "predicts", "potential", or "continue" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to be materially different from any future results, levels of activity, performance, or achievements expressed or implied by these forward-looking-statements. Management has assumed that these will be our major projects going forward. Risks include that we are unable to satisfy environmental or other regulators, that we determine that our resources are not commercially viable, or that we have difficulties due to unavailability of labour or equipment.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggests herein. Except as required by applicable law the Company does not intend to update any forward-looking statements to conform these statements to actual results.